April 12, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549	White & Case LLP 555 South Flower Street Suite 2700 Los Angeles, California 90071-2433 T +1 213 620 7700 whitecase.com

Attn:	Daniel Crawford
Tim Buchmiller

Re:	Apollomics Inc.
Registration Statement on Form F-3
Filed April 1, 2024
File No. 333-278430

Ladies and Gentlemen:

On behalf of our client, Apollomics Inc., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form F-3 filed on April 1, 2024 (File No. 333-278430, the “Registration Statement”), contained in the Staff’s letter dated April 12, 2024 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Registration Statement on Form F-3

General

1.

We note your cover page states you conduct operations through your wholly owned subsidiary in mainland China. To the extent you do not conduct the majority of your operations in China, please provide us your analysis supporting this. To the extent you conduct the majority of your operations in China, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. In this regard, we note your Amendment Number 4 to the Registration Statement on Form F-4 filed February 21, 2023 appears to address many of the issues identified in the December 2021 letter.

April 12, 2024

Response: The Company respectfully advises the Staff that the Company does not conduct the majority of its operations in China. The Company is a Cayman Islands holding company that principally conducts its business operations through its wholly-owned subsidiary Apollomics Inc., a California corporation. The Company’s business headquarters are located in California in the United States. Nearly all of the Company’s management team, including its Chief Financial Officer, Matthew Plunkett, President, Sanjeev Redkar, and Chief Medical Officer, Dr. Peony Yu, are located in in the United States and conduct their business operations through the Company’s headquarters, including related support employees, while its Chief Executive Officer, Dr. Guo-Liang Yu, conducts operations for the Company primarily in the United States and periodically in mainland China. All members of the Company’s board of directors reside outside of China. A majority of the Company’s research and development efforts and expenses are for clinical trials outside of China including in the United States, and in Australia through the Company’s subsidiary Apollomics (Australia) Pty. Ltd. Less than 20% of the Company’s research and development effort and expenses are for clinical trials and related operations conducted through Apollomics (Hong Kong) Limited, a limited company incorporated under the laws of Hong Kong, a wholly owned subsidiary of the Company, and the intermediary holding company of the Company’s two wholly-owned subsidiaries based in mainland China, Zhejiang Crownmab Biotech Co. Ltd. and Zhejiang Crown Bochuang Biopharma Co. Ltd. In addition, a majority of the Company’s cash is held outside of China and a majority of the Company’s expenditures are incurred outside of China. As a result, the Company does not conduct the majority of its operations in China.

* * *

Please do not hesitate to contact Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Sanjeev Redkar, Apollomics Inc.